SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this ‘‘Agreement’’) is made and entered into as of November 2, 2006 between Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’), on the one hand, and the undersigned Shareholders (each a ‘‘Shareholder Party’’ and collectively the ‘‘Shareholder Parties’’) of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’), on the other hand. Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

W I T N E S S E T H:

WHEREAS, Purchaser and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the ‘‘Merger Agreement’’), a substantially final draft of which has been made available to each Shareholder Party, which provides, upon the terms and subject to the conditions thereof, for the merger of Purchaser with and into the Company (the ‘‘Merger’’) following the consummation of a cash tender offer by Purchaser to acquire all the issued and outstanding Shares (the ‘‘Offer’’);

WHEREAS, each Shareholder Party is the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of that number of Shares set forth opposite such Shareholder Party’s name on Schedule A hereto (the ‘‘Existing Shares’’; such Existing Shares, together with any New Shares (as defined in Section 3.2), being referred to herein as the ‘‘Subject Shares’’).

WHEREAS, as a condition to the willingness of Purchaser to enter into the Merger Agreement and as an inducement and in consideration therefor, each Shareholder Party has agreed to enter into this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1.    Tender of Subject Shares.    Each Shareholder Party hereby agrees that such Shareholder Party (a) shall tender, or cause to be tendered, in the Offer, as promptly as practicable, but in any event no later than five (5) Business Days after the date of commencement of the Offer, all of his or its Shares pursuant to the terms of the Offer and (b) shall neither withdraw, nor cause to be withdrawn, such Shares unless (i) the Offer is terminated or has expired in accordance with its terms, or (ii) Purchaser amends the Offer to (A) reduce the Per Share Amount, (B) reduce the number of Shares subject to the Offer, (C) change the form of the consideration payable in the Offer or (D) amend or modify any term or condition of the Offer in a manner adverse to the Shareholders (other than insignificant changes or amendment or other than to waive any condition other than the Minimum Condition which the parties agree cannot be waived or reduced).

2.    Grant of Option.

(a)    On the terms and subject to the conditions set forth herein, each Shareholder Party hereby grants to each of Purchaser an irrevocable option to purchase all of the right, title and interest of such Shareholder Party and to the Subject Shares owned by such Shareholder Party, if and to the extent that such Subject Shares are not validly tendered in the Offer pursuant to the terms of Section 1 hereof, or are tendered and then withdrawn in violation of Section 1, at a price per share equal to the Per Share Amount (the ‘‘Option’’). With respect to any Shareholder Party, the Option may be exercised (a) immediately prior to the Expiration Date if the sum of (i) the number of Subject Shares purchased on exercise of all Options then exercised and (ii) the Shares tendered and not withdrawn pursuant to the Offer as of that time by all Shareholders other than the Shareholder Parties, would equal or exceed the Minimum Condition, provided that the Merger Agreement has been sooner terminated in accordance with its terms, and (b) after the Offer Completion Date until immediately preceding the Effective Time. Purchaser may exercise an Option in whole, but not in part.

(b)    In the event that Purchaser desires to exercise an Option, Purchaser shall send a written notice in accordance with Section 15 hereof to the relevant Shareholder Party specifying the place and the date for the closing of such purchase, which date shall be the Offer Completion Date, or if the Option is exercised after the Offer Completion Date, may be the date of such notice and shall be not more than three business days after the date of such notice.

(c)    At the closing of any purchase of any Shareholder Party’s Subject Shares pursuant to exercise of an Option, simultaneously with the payment by Purchaser of the purchase price for such Subject Shares, such Shareholder Party shall deliver, or cause to be delivered, to Purchaser or Merger Sub certificates representing such Subject Shares duly endorsed to Purchaser or accompanied by stock powers duly executed by the Shareholder Party in blank, together with any necessary stock transfer stamps properly affixed, free and clear of all liens.

3.    Agreement to Retain Subject Shares.

3.1.    Prior to the termination of this Agreement, except as otherwise provided herein, each Shareholder Party agrees not to: (a) directly or indirectly transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Subject Shares or any right or interest therein (‘‘Transfer’’); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (d) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder Party’s obligations hereunder or the transactions contemplated hereby.

3.2.    ‘‘New Shares’’ means:

(a)    any shares of capital stock or voting securities of the Company that the applicable Shareholder Party purchases or with respect to which such Shareholder Party otherwise acquires beneficial ownership (whether through the exercise of any options, warrants or other rights to purchase Shares or otherwise) after the date hereof and prior to the termination of this Agreement; and

(b)    any shares of capital stock or voting securities of the Company that a Shareholder Party becomes the beneficial owner of as a result of any change in the Shares by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares, or any similar transaction or other change in the capital structure of the Company affecting the Shares.

Each Shareholder Party agrees to promptly notify Purchaser in writing in the event he or it acquires or becomes the beneficial owner of any New Shares. Schedule A hereto shall automatically be deemed to be amended from time to time to reflect any such New Shares.

4.    Grant of Irrevocable Proxy.    Each Shareholder Party, by this Shareholder Parties’ Agreement, with respect to his or its Shares, hereby grants to Purchaser an irrevocable proxy (to the extent that the Law of the State of Delaware may permit), until the termination of this Agreement (and agrees to execute such documents or certificates evidencing such proxy as Purchaser may reasonably request), to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Shareholder Party’s Shares (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger, the recommendation of the Offer, and all other transactions contemplated by the Merger Agreement and this Shareholder Parties’ Agreement, (b) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Company Takeover Proposal) that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Purchaser’s obligations under the Merger Agreement not being fulfilled, (c) in favor of any other matter necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company, and (d) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of the Company or any of the Company’s Subsidiaries (other than in connection with the Merger). Each Shareholder Party further agrees to vote such Shareholder Party’s Shares in accordance with the foregoing. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST and is granted in consideration of Purchaser entering into the Merger Agreement. The vote of the proxyholder shall control in any conflict between the vote by the proxyholder of a Shareholder Party’s Subject Shares and a vote by such Shareholder Party of such Shareholder Party’s Subject Shares.

5.    No Solicitation.    Each Shareholder Party agrees that during the period commencing on the date of this Agreement and continuing until the termination of this Agreement it will not, directly or indirectly: (i) solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries with respect to, or the making of any proposal which constitutes or reasonably may give rise to, any Company Takeover Proposal; (ii) provide any information with respect to the Company to any Person, other than Purchaser, relating to a possible Company Takeover Proposal by any Person; (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement constituting or related to, or reasonably likely to lead to, any Company Takeover Proposal; (iv) participate in any discussions or negotiations (whether initiated by the Company or not) regarding any Company Takeover Proposal; or (v) make or authorize any statement, recommendation or solicitation in support of any possible Company Takeover Proposal; provided, however, that nothing in this Section 5 shall prevent any Shareholder Party, in his capacity as a director or executive officer of the Company, from engaging in any activity the Company is permitted to engage in pursuant to Section 5.4 of the Merger Agreement. Each Shareholder Party shall, and shall direct his or its representatives and agents to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to any Company Takeover Proposal.

6.    Information for Offer Documents and Proxy Statement; Disclosure.    Each Shareholder Party represents and warrants to Purchaser that none of the information relating to such Shareholder Party and his or its affiliates provided by, or, with the express prior authorization of such Shareholder Party (or his or its affiliates, as applicable), on behalf of, such Shareholder Party or his or its affiliates for inclusion in the Schedule TO, Schedule 14D-9, Offer Documents, or Proxy Statement will, at the respective times the Schedule TO, Schedule 14D-9, Offer Documents, or Proxy Statement are filed with the SEC or are first published, sent or given to stockholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Shareholder Party authorizes and agrees to permit Purchaser to publish and disclose in the Offer Documents and the Proxy Statement and related filings under the securities laws such Shareholder Party's identity and ownership of Shares and the nature of his or its commitments, arrangements and understandings under this Agreement and any other information required by applicable Law.

7.    Cooperation.    Each Shareholder Party who is or was an employee or agent of the Company or any of the Company’s Subsidiaries or Affiliates agrees to cooperate fully with the Company, its Subsidiaries and Affiliates and Purchaser at any time, whether during such Shareholder’s Party employment or agency or following the termination of employment or agency, taking into account the requirements of any subsequent employment by the Shareholder Party, on all matters relating to such Shareholder Party’s employment or agency, which cooperation shall be provided without additional consideration or compensation and shall include, without limitation, being available to serve as a witness and be interviewed and making available any books, records or other documents within such Shareholder Party’s control. Without limiting the generality of the foregoing, each Shareholder Party shall cooperate in connection with any (i) past, present or future suit, countersuit, action, arbitration, mediation, alternative dispute resolution process, claim, counterclaim, demand, proceeding; (ii) inquiry, proceeding or investigation by or before any governmental authority; or (iii) arbitration or mediation tribunal, in each case involving the Company, its Subsidiaries or Affiliates or Purchaser. The Company, its Subsidiaries and Affiliates or Purchaser, as applicable, shall reimburse each Shareholder Party for reasonable travel, lodging and other expenses incurred by such Shareholder Party in connection with such Shareholder Party providing such cooperation, upon submission of documentation reasonably acceptable to the Company, its Subsidiaries and Affiliates or Purchaser, as applicable.

8.    Release.

8.1    Each Shareholder Party, for and in consideration of Purchaser’s execution of the Merger Agreement, does for himself or itself and his or its heirs, executors, administrators, successors and assigns, hereby now and forever, voluntarily, knowingly and willingly release and discharge the Company, its Subsidiaries and Affiliates and Purchaser, together with each of their respective subsidiaries and affiliates, together with each of their respective present and former partners, officers, directors, shareholders, employees and agents, and each of their predecessors, heirs, executors, administrators, successors and assigns (collectively, the ‘‘Company Releasees’’) from any and all liabilities, charges, complaints, claims, promises, agreements, controversies, causes of action and demands of any nature whatsoever, known or unknown, suspected or unsuspected, which against the Company Releasees, jointly or severally, such Shareholder Party or Shareholder Party’s heirs, executors, administrators, successors or assigns ever had, now have or hereafter can, shall or may have by reason of any matter, cause or thing whatsoever arising from the beginning of time to (and including) the Effective Time; provided, however that no Shareholder Party releases any claim for indemnification from the Company to which the Shareholder Party may be entitled as a result of the Shareholder Party’s service as a director or officer of the Company, whether such right of indemnification arises from contract, law, the provisions of the Company’s certificate of incorporation or bylaws, or otherwise. limiting the preceding sentence, the general release contained in this Section 8 includes, but is not limited to, any rights or claims arising under any statute or regulation, including the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, or the Americans with Disabilities Act of 1990, each as amended, or any other federal, state or local law, regulation, ordinance or common law, or under any policy, agreement, understanding or promise, written or oral, formal or informal, between any Company Releasee and such Shareholder Party.

8.2    Each Shareholder Party represents that he or it has not filed any charges, claims, demands, proceedings or actions against any of the Company Releasees. No Shareholder Party shall seek or be entitled to any recovery, in any charges, claims, demands, proceedings or actions that may be commenced on such Shareholder Party’s behalf in any way arising out of or relating to the matters released under this Section 8.

8.3    Each Shareholder Party has been advised to consult with an attorney of such Shareholder Party's choice prior to signing this Agreement and making the general release contained in this Section 8. Each Shareholder Party understands and agrees that such Shareholder Party has the right and has been given the opportunity to review this Agreement, including this Section 8, with an attorney of such Shareholder Party’s choice should such Shareholder Party so desire. Each Shareholder Party also agrees that he or it has entered into this Agreement and provided the general release in this Section 8 freely and voluntarily.

9.    Representations and Warranties of Shareholder Party.    Each Shareholder Party hereby represents and warrants to Purchaser as follows:

9.1.    (a)    Such Shareholder Party is the beneficial owner of the Subject Shares set forth opposite its name on Schedule A hereto; (b) Schedule A lists all outstanding options and shares of restricted stock held by such Shareholder Party; (c) the Subject Shares set forth opposite its name on Schedule A hereto constitute such Shareholder Party’s entire interest in the outstanding capital stock and voting securities of the Company as of the date hereof; (d) the Subject Shares are, and will be, at all times up until the termination of this Agreement, free and clear of any Liens (as defined in the Merger Agreement), claims, options, proxies, voting trusts, agreements, rights, understandings or arrangements, or exercise of any rights of a stockholder in respect of the Subject Shares, except for any such encumbrances or proxies arising hereunder; (e) such Shareholder Party has voting power and the power of disposition with respect to all of the Subject Shares set forth opposite his or its name on

Schedule A hereto outstanding on the date hereof and, except as expressly provided for in this Agreement, will have voting power and power of disposition with respect to all of the Subject Shares acquired by such Shareholder Party after the date hereof; and (f) such Shareholder Party’s principal residence or place of business is accurately set forth on Schedule A hereto.

9.2.    Such Shareholder Party has full power and legal capacity to execute and deliver this Agreement and to comply with and perform such Shareholder Party’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder Party and constitutes the valid and binding obligation of such Shareholder Party, enforceable against such Shareholder Party in accordance with its terms. The execution and delivery of this Agreement by such Shareholder Party does not, and the performance of such Shareholder Party’s obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any Lien on any Subject Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder Party is a party or by which Shareholder Party or the Subject Shares are or will be bound or affected or (ii) conflict with or violate any Order (as defined in the Merger Agreement), statute, law, ordinance, rule or regulation applicable to such Shareholder Party or by which such Shareholder Party or any of its assets or properties is bound or affected. As of the date hereof, neither such Shareholder Party, nor any of its respective properties or assets is subject to any Order (as defined in the Merger Agreement), determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

9.3.    Each Shareholder Party has had access, prior to the execution of this Agreement, to the information he or it felt he or it needed and desired in connection with his or its evaluation of this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby and has had, prior to the execution of this Agreement, the opportunity to ask questions of, and receive answers from, the Company and legal counsel concerning the terms and conditions of the transactions contemplated by this Agreement and the Merger Agreement and to obtain additional information necessary to assess the transactions contemplated hereby and thereby.

9.4    Each Shareholder Party understands and acknowledges that Purchaser is entering into the Merger Agreement in reliance upon such Shareholder Party’s execution, delivery and performance under this Agreement.

10.    Termination.    This Agreement, and all rights and obligations of the parties hereunder and the proxies provided hereby, shall terminate immediately upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time (as defined in the Merger Agreement) or (c) the written mutual consent of the parties hereto; provided, however, that Section 16 shall survive any termination of this Agreement, and provided, further that Section 6.7, and 9 shall survive a termination pursuant to clause (b) of this Section 10. Notwithstanding the foregoing, no such termination shall relieve any party from liability arising as a result of the breach of this Agreement by such party prior to such termination.

11.    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

12.    Binding Effect and Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other party; provided, however, that

Purchaser may, in its sole discretion, assign any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of Purchaser. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

13.    Amendment and Modification.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

14.    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Shareholder Party set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity and each such Shareholder Party hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

15.    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    If to any Shareholder Party, to the address listed for that Shareholder Party on Schedule A, with a copy (which shall not constitute notice) to:

Sommer Barnard PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Attention: Robert J. Hicks
Attn: Robert J. Hicks, Esq.
Fax No.: 317-713-3699

(b)    if to Purchaser, to:

Reinhold Acquisition Corp.
c/o The Jordan Company L.P.
767 Fifth Avenue, 48th Floor
New York, New York 10153
Attention: Jonathan F. Boucher
Facsimile: (212) 755-5263
Telephone: (212) 572-0800

with a copy (which shall not constitute notice) to:

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
Attention: James B. Carlson
Facsimile:    (212) 506-1910
Telephone: (212) 506-2500

or to such other address as any party hereto may designate for itself by notice given as herein provided.

16.    Expenses.    Each party hereto shall pay its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

17.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

18.    No Waiver.    The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

19.    Entire Agreement; No Third-Party Beneficiaries.    This Agreement and the Merger Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) are not intended to confer upon any Person other than the parties any rights or remedies.

20.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile shall be effective to the fullest extent permitted by applicable Law.

21.    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

22.    Waiver of Dissenter’s Rights.    Each Shareholder Party hereby consents to and approves the actions taken by the Board of Directors of the Company in approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Each Shareholder Party hereby waives, and agrees not to exercise or assert, any appraisal or similar rights under Section 262 of the DGCL or other applicable law in connection with the Merger.

23.    Publication.    Each Shareholder Party shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement, the Offer, the Merger or any other transactions contemplated by this Agreement, the Merger Agreement, the Offer or the Merger without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law.

24.    Further Actions.    Each Shareholder Party shall, upon request of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to effectuate the provisions of this Agreement and to vest the power to vote the Subject Shares as contemplated by Section 4 hereof in Purchaser.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

REINHOLD ACQUISITION CORP.

/s/Jonathan B. Boucher

By: Jonathan B. Boucher

Its: Vice President

SHAREHOLDER PARTIES:

/s/ Michael T. Furry

Michael T. Furry

/s/Andrew McNally, IV

Andrew McNally, IV

/s/Ralph R. Whitney, Jr.

Ralph R. Whitney, Jr.

/s/Glenn Scolnik

Glenn Scolnik

/s/Forrest E. Crisman, Jr.

Forrest E. Crisman, Jr.

BJR MANAGEMENT, L.P.

By: /s/Betsy M. Ravenel

Betsy M. Ravenel

Its: Managing General Partner

/s/Brett R. Meinsen

Brett R. Meinsen

SHAREHOLDER PARTIES CONTINUED:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: /s/Michael L. Klofas

       Michael L. Klofas

Its: Managing Director

MASSMUTUAL HIGH YIELD PARTNERS II, LLC

By: /s/Michael L. Klofas

       Michael L. Klofas

Its: Vice President

MASSMUTUAL CORPORATE VALUE PARTNERS LIMITED

By: /s/Michael L. Klofas

       Michael L. Klofas

Its: Managing Director

SCHEDULE A

SUBJECT SHARES

Shareholder Party and Principal Residence or Place of Business	Subject Shares Owned
Massachusetts Mutual Life Insurance Company Babson Capital Management Attn: Robert D. Erwin 1500 Main St. Springfield, MA 01115	460,025
MassMutual High Yield Partners II, LLC Babson Capital Management Attn: Robert D. Erwin 1500 Main St. Springfield, MA 01115	460,024
MassMutual Corporate Value Partners Limited Babson Capital Management Attn: Robert D. Erwin 1500 Main St. Springfield, MA 01115	175,246
Michael T. Furry Reinhold Industries, Inc. 12827 East Imperial Highway Santa Fe Springs, CA 90570	193,223
Andrew McNally, IV Hammond, Kennedy, Whitney & Company, Inc. 333 N. Michigan Ave., Suite 2200 Chicago, IL 60601	93,473
Ralph R. Whitney, Jr. 3441 Hwy. 34 Wheatland, WY 82201	72,522
Glenn Scolnik Hammond, Kennedy, Whitney & Company, Inc. 8888 Keystone Crossing, Suite 600 Indianapolis, IN 46240	69,882
Forrest E. Crisman, Jr. 42 Valley View Dr. Farmington, CT 06032	63,651
BJR Management, L.P. Hammond, Kennedy, Whitney & Company, Inc. 333 N. Michigan Ave., Suite 2200 Chicago, IL 60601	34,211
Brett R. Meinsen Reinhold Industries, Inc. 12827 East Imperial Highway Santa Fe Springs, CA 90570	25,386